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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*


                           CENTRAL FREIGHT LINES, inc.
                                (Name of Issuer)

                         Common Stock, Par Value $0.001
                         (Title of Class of Securities)


                                   153491 10 5
                                 (CUSIP Number)


                                December 31, 2003
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC 1745 (12-02)
                               Page 1 of 8 pages

CUSIP No.                                                           153491 10 5
-------------------------------------------------------------------------------
1.  Names of Reporting Persons                                      Jerry Moyes
    I.R.S. Identification Nos.
    of above persons (entities only)
-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a) [ ]

    (b) [X]
-------------------------------------------------------------------------------
3.  SEC Use Only
-------------------------------------------------------------------------------
4. Citizenship or Place of Organization                United States of America
-------------------------------------------------------------------------------
Number of        5. Sole Voting Power                                  4,000(1)
Shares           --------------------------------------------------------------
Beneficially     6. Shared Voting Power                            1,046,002(2)
Owned by         --------------------------------------------------------------
Each             7. Sole Dispositive Power                             4,000(1)
Reporting        --------------------------------------------------------------
Person With      8. Shared Dispositive Power                       1,046,002(2)
-------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting       1,050,002(1)(2)
    Person
-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares        [X]
    (See Instructions)

    See Item 4, page 6.
-------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)                     6.2%
-------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)                              IN
-------------------------------------------------------------------------------

(1) Includes 4,000 shares beneficially owned under options that are currently exercisable or will become exercisable within 60 days after the date hereof.

(2) Includes 1,046,002 shares owned by the Jerry and Vickie Moyes Family Trust dated 12/11/87. Jerry and Vickie Moyes are the trustees of the Jerry and Vickie Moyes Family Trust dated 12/11/87 and share voting and dispositive power with respect to these shares. Mr. Moyes disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.


                               Page 2 of 8 pages

CUSIP No.                                                           153491 10 5
-------------------------------------------------------------------------------
1.  Names of Reporting Persons                                     Vickie Moyes
    I.R.S. Identification Nos.
    of above persons (entities only)
-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [ ]

   (b) [X]
-------------------------------------------------------------------------------
3.  SEC Use Only
-------------------------------------------------------------------------------
4. Citizenship or Place of Organization                United States of America
-------------------------------------------------------------------------------
Number of        5. Sole Voting Power                                         0
Shares           --------------------------------------------------------------
Beneficially     6. Shared Voting Power                            1,046,002(1)
Owned by         --------------------------------------------------------------
Each             7. Sole Dispositive Power                                    0
Reporting        --------------------------------------------------------------
Person With      8. Shared Dispositive Power                       1,046,002(1)
-------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting          1,046,002(1)
    Person
-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares        [X]
    (See Instructions)

    See Item 4, page 6.
-------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)                      6.2%
-------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)                              IN
-------------------------------------------------------------------------------

(1) Consists of 1,046,002 shares owned by the Jerry and Vickie Moyes Family Trust dated 12/11/87. Jerry and Vickie Moyes are the trustees of the Jerry and Vickie Moyes Family Trust dated 12/11/87 and share voting and dispositive power with respect to these shares. Mrs. Moyes disclaims beneficial ownership of these shares, except to the extent of her pecuniary interest therein.





                               Page 3 of 8 pages

CUSIP No.                                                           153491 10 5
-------------------------------------------------------------------------------
1.  Names of Reporting Persons                The Jerry and Vickie Moyes Family
    I.R.S. Identification Nos.                             Trust dated 12/11/87
    of above persons (entities only)
-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a) [ ]

    (b) [ ]
-------------------------------------------------------------------------------
3.  SEC Use Only
-------------------------------------------------------------------------------
4. Citizenship or Place of Organization                                 Arizona
-------------------------------------------------------------------------------
Number of        5. Sole Voting Power                                         0
Shares           --------------------------------------------------------------
Beneficially     6. Shared Voting Power                               1,046,002
Owned by         --------------------------------------------------------------
Each             7. Sole Dispositive Power                                    0
Reporting        --------------------------------------------------------------
Person With      8. Shared Dispositive Power                          1,046,002
-------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each                       1,046,002
    Reporting Person
-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares        [X]
    (See Instructions)

    See Item 4, page 6.
-------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)                      6.2%
-------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)                              OO
-------------------------------------------------------------------------------




                               Page 4 of 8 pages

Item 1(a). Name of Issuer:

         Central Freight Lines, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

         5601 West Waco Drive
         Waco, TX 76710

Item 2(a). Name of Person Filing:

         (1)  Jerry Moyes
         (2)  Vickie Moyes
         (3) The Jerry and Vickie Moyes Family Trust dated 12/11/87 (the "Moyes Family Trust")

         The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." A Joint Filing Agreement of the Reporting Persons is attached hereto as Exhibit 99.1 and shall be filed herewith.

Item 2(b). Address of Principal Business Office or, if none, Residence:

         The principal business office of each of the Reporting Persons is c/o Swift Transportation Co., Inc., 2200 South 75th Avenue Phoenix, Arizona 85043.

Item 2(c). Citizenship:

         Each of Jerry and Vickie Moyes are United States citizens. The Moyes Family Trust is organized under the laws of Arizona.

Item 2(d). Title of Class of Securities:

         Common Stock, par value $0.001 per share (the "Common Stock")

Item 2(e). CUSIP Number:

         153491 10 5

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under Section 15 of the Act;
         (b) [ ] Bank as defined in Section 3(a)(6) of the Act;
         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act;
         (d) [ ] Investment company registered under Section 8 of the Investment Company Act;
         (e) [ ] An investment adviser in accordance with Rule
                 13d-1(b)(1(ii)(E);
         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         Not applicable.

                               Page 5 of 8 pages

Item 4.  Ownership:

     The following sets forth information with respect to the beneficial ownership of the Common Stock by each of the Reporting Persons. The percentage of the Common Stock beneficially owned by each of the Reporting Persons is based on 16,968,218 shares of Common Stock outstanding as of December 31, 2003.

     The information set forth herein with respect to the beneficial ownership of the Reporting Persons does not include 4,708,348 shares of Common Stock held by the Moyes Children's Trust dated 12/14/92 (the "Moyes Children's Trust"), which is an irrevocable trust for the benefit of the children of Jerry and Vickie Moyes. The sole trustee of the Moyes Children's Trust is Gerald F. Ehrlich, and Mr. Ehrlich possesses exclusive voting and dispositive power with respect to the shares of Common Stock held thereby.

     Each of the Reporting Persons expressly disclaims that such Reporting Person is, within the meaning of Section 13(d)(3) of the Exchange Act, a member of a group that includes Gerald F. Ehrlich and the Moyes Children's Trust. Pursuant to Rule 13d-4, each of the Reporting Persons also expressly disclaims that it is the beneficial owner of any shares of Common Stock beneficially owned by Gerald F. Ehrlich and the Moyes Children's Trust.

Jerry Moyes:
     (a) Amount beneficially owned:                                   1,050,002

     The shares reported herein as beneficially owned by Jerry Moyes are comprised of (i) 4,000 shares beneficially owned under options that are currently exercisable or will become exercisable within 60 days after the date hereof, and (ii) 1,046,002 shares owned by the Moyes Family Trust. Jerry and Vickie Moyes are the trustees of the Moyes Family Trust and share voting and dispositive power with respect to shares held by the Moyes Family Trust. Pursuant to Rule 13d-4, Mr. Moyes disclaims beneficial ownership of shares held by the Moyes Family Trust, except to the extent of his pecuniary interest therein.

     (b) Percent of class:                                                 6.2%
     (c) Number of shares as to which the person has:
         (i)   Sole power to vote or to direct the vote                   4,000
         (ii)  Shared power to vote or to direct the vote             1,046,002
         (iii) Sole power to dispose or to direct the
               disposition of                                             4,000
         (iv)  Shared power to dispose or to direct the
               disposition of                                         1,046,002

Vickie Moyes:
     (a) Amount beneficially owned:                                   1,046,002

     The shares reported herein as beneficially owned by Vickie Moyes are comprised of 1,046,002 shares owned by the Moyes Family Trust. Jerry and Vickie Moyes are the trustees of the Moyes Family Trust and share voting and dispositive power with respect to shares held by the Trust. Pursuant to Rule 13d-4, Mrs. Moyes disclaims beneficial ownership of shares held by the Moyes Family Trust, except to the extent of her pecuniary interest therein.

     (b) Percent of class:                                                 6.2%
     (c) Number of shares as to which the person has:
         (i)   Sole power to vote or to direct the vote                       0
         (ii)  Shared power to vote or to direct the vote             1,046,002
         (iii) Sole power to dispose or to direct the
               disposition of                                                 0
         (iv)  Shared power to dispose or to direct the
               disposition of                                         1,046,002

                               Page 6 of 8 pages

The Jerry and Vickie Moyes Family Trust dated 12/11/87:
     (a) Amount beneficially owned:                                   1,046,002

     The Moyes Family Trust directly holds 1,046,002 shares of Common Stock.

     (b) Percent of class:                                                 6.2%
     (c) Number of shares as to which the person has:
         (i)   Sole power to vote or to direct the vote                       0
         (ii)  Shared power to vote or to direct the vote             1,046,002
         (iii) Sole power to dispose or to direct the
               disposition of                                                 0
         (iv)  Shared power to dispose or to direct the
               disposition of                                         1,046,002

Item 5.  Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

         Not applicable.

Item 8.  Identification and Classification of Members of the Group:

         Not applicable.

Item 9.  Notice of Dissolution of Group:

         Not applicable.

Item 10  Certification:

         Not applicable.


                               Page 7 of 8 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2004

                                /s/ Jerry Moyes, by Heidi Hornung-Scherr,
                                attorney-in-fact, pursuant to a POA previously filed with the SEC
                                -----------------------------------------------
                                Jerry Moyes

                                /s/ Vickie Moyes, by Heidi Hornung-Scherr,
                                attorney-in-fact, pursuant to a POA previously filed with the SEC
                                -----------------------------------------------
                                Vickie Moyes

                                THE JERRY AND VICKIE MOYES FAMILY TRUST
                                DATED 12/11/87


                                By: /s/ Jerry Moyes, Trustee, by Heidi
                                    Hornung-Scherr, attorney-in-fact, pursuant
                                    to a POA peviously filed with the SEC
                                    -------------------------------------------
                                    Jerry Moyes, Trustee


                                By: /s/ Vickie Moyes, Trustee, by Heidi
                                    Hornung-Scherr, attorney-in-fact, pursuant
                                    to a POA previously filed with the SEC
                                    -------------------------------------------
                                    Vickie Moyes, Trustee








                               Page 8 of 8 pages